March 14, 2025

Joseph Hernandez
Chief Executive Officer
Blue Water Acquisition Corp. III
15 E. Putnam Avenue
Suite 363
Greenwich, CT 06830

       Re: Blue Water Acquisition Corp. III
           Registration Statement on Form S-1
           Filed February 20, 2025
           File No. 333-285075
Dear Joseph Hernandez:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure in paragraph 9 that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or your or their affiliates. On page 35 and elsewhere, you refer to this fee only being paid to independent directors, advisors, or their respective affiliates. Please revise your disclosure, as appropriate, to address this discrepancy.
2. We note disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. We also note your discussion on page 21 of anti-dilution provisions applicable to the conversion of
 March 14, 2025
Page 2

       founder shares at the time of the business combination. Please discuss these provisions, which could involve the issuance of additional shares, on the cover
       page. Provide sufficient information for investors to understand the amount of Class A shares that would be issuable in each case. Finally, please provide a cross reference to the locations of the disclosure related to compensation and securities issuances in the prospectus. Please see Item 1602(a)(3) of Regulation S-K.
Sponsor Information, page 11

3. Please disclose the nature and amount of the material interests in the sponsor that are held by your officers and directors. Clarify whether the nature of the interests in the sponsor held by your officers and directors is different from nature of the interests held by independent directors. Please also clarify, if true, that non-managing sponsor investors will hold their interests in private placement units through interests in the sponsor, and if material, state the amount and nature of these interests. Finally, please reconcile any inconsistencies regarding the nature or amount of interest of the members of the sponsor with disclosure on page 20 describing the two classes of membership interest units that "all members of the sponsor" will hold. Please see Item
       1603(a)(7) of Regulation S-K.
4. On your cover page and in the tabular disclosure on pages 11 and 112 please revise to clarify, if true, that up to $1.5 million of working capital loans and private placement warrants issued upon conversion thereof may be received or issued to members of your management team who are affiliates of the sponsor or their affiliates, as disclosed on page 26. Please also disclose that you may engage your sponsor or an affiliate of your sponsor as an advisor or otherwise in connection with your initial business combination and certain other transactions and pay your sponsor or an affiliate of your sponsor a salary or fee in an amount that constitutes a market standard for comparable transactions, as described on page 35.
The Offering
Founder shares, page 18

5. We note disclosure on page 19 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.
Risk Factors, page 42

6. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
       Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions
 March 14, 2025
Page 3

       would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
       Further, please revise your disclosure, as appropriate, to clarify if the interest you withdraw to pay taxes may be used to pay the excise tax if it were imposed.
Notes to Financial Statements, page F-7

7. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.
Part II. Information not required in prospectus
Item 16. Exhibits and Financial Statement Schedules., page II-2

8. Please refile Exhibits 3.1.1 and 3.1.2 in the proper text-searchable format, rather than as an image. For guidance, refer to Item 301 of Regulation S-T and Regulation S-T
       C&DI Question 118.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Andrei Sirabionian, Esq.